Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - FIRST QUARTER 2017 RESULTS

Highlights

•	Operating revenue of $327.5 million.

•	Operating income of $173.4 million.

•	Net income of $106.9 million.

•	Adjusted EBITDA[1] of $261.3 million.

•	Cash and cash equivalents of $862.4 million.

•	Economic utilization[2] of 99%.

•	Order backlog of $2.1 billion and average contract duration of 1.5 years as of May 24, 2017.

[1]	Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Financial Results Overview

Total operating revenues for the first quarter were $327.5 million (4Q16: $353.3 million). The decrease was primarily driven by a full quarter of idle time for the West Leo, partially offset by higher uptime on rigs in operation.

Total operating expenses for the first quarter were $175.4 million (4Q16: $188.5 million). The decrease was due to a full quarter of idle time for the West Leo and lower G&A expenses reflecting the continued benefits of cost control and saving initiatives implemented during 2016.

Operating income was $173.4 million (4Q16: $164.8 million). Lower revenues for the quarter were offset by a fair value gain related to the revaluation of contingent consideration on the West Polaris and lower operating costs and G&A expenses.

Net financial items resulted in an expense of $46.1 million (4Q16: income of $34.2 million). The main movement related to a loss on the mark-to-market valuation of derivatives of $6.2 million (4Q16: gain of $74.3 million).

Income before tax was $127.3 million (4Q16: $199.0 million). Income tax for the first quarter was $20.4 million (4Q16: credit of $8.5 million).

Net income attributable to Seadrill Partners LLC Members was $56.8 million for the first quarter (4Q16: $101.9 million) and distributable cash flow was $68.9 million (4Q16: $60.3 million).

The Company deferred its first quarter 2017 distribution decision until an agreement is reached with its lending banks to insulate itself from potential events of default by Seadrill Limited should Seadrill Limited require the use of in court processes, such as schemes of arrangement or chapter 11 proceedings, to implement its restructuring.

Discussions with our lending banks are well advanced and we are targeting execution of an agreement during June 2017, prior to the implementation of the broader Seadrill Limited restructuring.

Assuming we reach an agreement, a determination will be made regarding the distribution to our Members. Based on our current cash position and free cash flow, we aim to maintain our current distribution level once an agreement is reached with our lending banks.

New Contracts & Dayrate Changes

1.	In January 2017, the West Aquarius secured a two well contract plus the option for a further two wells from Statoil Canada Ltd in eastern Canada which commenced in May 2017. The backlog for the firm portion of the contract, estimated at 70 days, is expected to be approximately $14 million.

2.	In March 2017, the West Capella secured a one well contract with Total E&P Cyprus in Cyprus. The contract is expected to commence in the third quarter 2017 and backlog, estimated at 50 days, is expected to be approximately $10 million. The West Capella has recently been upgraded with a Managed Pressure Drilling (“MPD”) system which is expected to be utilized as part of the upcoming work scope.

3.	In April 2017, the West Aquarius secured a one well contract with BP Canada Energy Group ULC in eastern Canada. The contract is expected to commence in the second quarter of 2018. The backlog for the contract, estimated to be a maximum of 120 days, is expected to be approximately $31 million.

4.	In April 2017, notification was received from BP to commence preparing the West Capricorn for return to operations. The unit will remain on extended standby rate until returning to normal contractual day rates on July 1, 2017.

5.	In May 2017, the West Capella secured a binding Letter of Award for a one well contract plus the option for a further three optional wells with PC Gabon Upstream S.A. (“Petronas Gabon”) in Gabon. Commencement is expected in the fourth quarter of 2017. The backlog for the firm portion of the contract is expected to be approximately $14 million.

Seadrill Partners’ order backlog as of May 24, 2017 is $2.1 billion and average contract duration is 1.5 years.

Financing and Liquidity

As of March 31, 2017, cash and cash equivalents were $862.4 million (4Q16: $767.6 million). Total liquidity for the Company stood at $1,012.4 million at the end of the quarter, including $150 million of available undrawn amounts under our two revolving credit facilities.

Interest bearing debt was $3.6 billion as of March 31, 2017.

Net debt3 as at March 31, 2017 was therefore $2.8 billion giving a ratio of net debt to annualized adjusted EBITDA4 of 2.6:1.

As of March 31, 2017, Seadrill Partners had interest rate swaps outstanding on principal debt of $3.4 billion, representing approximately 95% of debt obligations as of March 31, 2017. The average swapped rate, excluding bank margins, is approximately 2.26%.

In April 2017 the Company announced that Seadrill Limited, on behalf of Seadrill Partners, and its banking group agreed to extend a series of key dates as part of Seadrill Limited’s ongoing restructuring efforts. This agreement extended Seadrill Limited’s milestone to implement a restructuring plan from April 30, 2017 to July 31, 2017 and also extended the related covenant amendments and waivers expiring on June, 30 2017 to September 30, 2017.

Seadrill Limited has indicated that the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement or chapter 11 proceedings. Seadrill Partners is working to insulate its debt from events of default that may occur on account of Seadrill Limited’s restructuring efforts and to address near-term refinancing requirements. These discussions are well advanced and we are targeting execution of an agreement during June 2017, prior to the implementation of the broader Seadrill Limited restructuring.

In the event a consensual agreement cannot be reached with our lending banks, we are preparing various contingency plans that may be needed to preserve value and continue operations including seeking waivers of cross default with Seadrill Limited and potential schemes of arrangement and chapter 11 proceedings.

[3]	Net debt is total interest bearing debt (including loan fees) net of cash and cash equivalents.
[4]	Annualized Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US GAAP earnings for that period. Annualized means the figure for the quarter multiplied by four. Annualized Adjusted EBITDA is a Non GAAP financial measure used by investors to measure performance. Please see Appendix A for a reconciliation to the most directly comparable US GAAP financial measure.

Market Commentary

The offshore drilling market is showing signs of improvement, however is expected to remain challenging in the short to medium term. The majority of customers continue to be focused on conserving cash and are reluctant to commit significant amounts of capital to offshore projects until oil prices stabilize and demonstrate an upward trend. The significant rig supply overhang remains and a faster return to a balanced market will require drilling contractors to be more disciplined in retiring older units.

Tendering activity has continued at increased levels over the past few months, albeit from a low base. Data points increasingly indicate that the market has reached its bottom. An increasing number of recent tenders released by oil companies seek to contract at what we believe are bottom of cycle dayrates for increased durations, in some instances with multiple fixed price option periods.

We remain committed to keeping our units working in the short-term and have successfully re-contracted the West Capella and West Aquarius. We still believe in the long term fundamentals of the offshore drilling industry, driven by years of under-investment in new fields and the competitiveness of offshore resources on a full cycle basis. Seadrill Partners’ high specification fleet, operational expertise and installed base with high quality customers leaves the Company well positioned to continue to withstand the current downturn and capitalize on the recovery when it comes.

Outlook

Adjusted EBITDA5 for the second quarter of 2017 is expected to be lower than for the first quarter of 2017 at around $165 million, based on operating income of $85 million, reflecting:

•	West Aquarius commencing a new contract on a lower dayrate.

•	Lower recognition of termination fees relating to the West Capella which concludes in April.

These decreases are expected to be partially offset by:

•	A full quarter of operations for the West Vencedor.

May 24, 2017

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

[5]	Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US GAAP earnings for that period. Please see Appendix A for a reconciliation of adjusted EBITDA to operating income, the most directly comparable US GAAP financial measure.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in $ millions)	March 31, 2017	March 31, 2016
Operating revenues
Contract revenues	258.6	401.9
Reimbursable revenues	5.0	12.5
Other revenues	63.9	29.6

Total operating revenues	327.5	444.0

Revaluation of contingent consideration	21.3	—

Operating expenses
Vessel and rig operating expenses	75.8	109.7
Amortization of favorable contracts	17.5	17.7
Reimbursable expenses	4.6	11.5
Depreciation and amortization	67.0	67.7
General and administrative expenses	10.5	13.9

Total operating expenses	175.4	220.5

Operating income	173.4	223.5

Financial and other items
Interest income	3.2	2.3
Interest expense	(42.4)	(45.9)
Loss on derivative financial instruments	(6.2)	(69.7)
Foreign currency exchange (loss)/gain	(0.2)	0.6
Other financial items	(0.5)	—

Net financial items	(46.1)	(112.7)

Income before taxes	127.3	110.8

Tax expense	(20.4)	(37.6)

Net income	106.9	73.2

Net income attributable to Seadrill Partners LLC members	56.8	36.1

Net income attributable to the non-controlling interest	50.1	37.1

Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As at March 31, 2017	As at December 31, 2016
(in $ millions)
ASSETS
Current assets
Cash and cash equivalents	862.4	767.6
Accounts receivables, net	227.2	249.0
Amount due from related party	54.2	80.6
Other current assets	114.5	117.0

Total current assets	1,258.3	1,214.2

Non-current assets
Drilling units	5,300.3	5,340.9
Goodwill	3.2	3.2
Deferred tax assets	12.1	14.1
Other non-current assets	186.7	208.3

Total non-current assets	5,502.3	5,566.5

Total assets	6,760.6	6,780.7

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	327.7	93.8
Current portion of long-term related party debt	135.6	135.6
Trade accounts payable	33.7	31.9
Current portion of deferred and contingent consideration to related party	44.3	45.6
Related party payables	147.7	189.6
Other current liabilities	149.4	168.9

Total current liabilities	838.4	665.4

Non-current liabilities
Long-term debt	3,089.0	3,346.5
Long-term related party debt	20.6	24.7
Long-term deferred and contingent consideration to related party	131.6	157.6
Deferred tax liability	1.5	1.5
Other non-current liabilities	51.8	49.2

Total non-current liabilities	3,294.5	3,579.5

Total liabilities	4,132.9	4,244.9

Members’ capital:
Common unitholders (issued 75,278,250 units as at March 31, 2017 and as at December 31, 2016)	1,162.3	1,123.2
Subordinated unitholders (issued 16,543,350 units as at March 31, 2017 and as at December 31, 2016)	79.6	69.4
Seadrill member interest	—	—

Total members’ capital	1,241.9	1,192.6
Non-controlling interest	1,385.8	1,343.2

Total equity	2,627.7	2,535.8

Total liabilities and equity	6,760.6	6,780.7

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31, 2017	March 31, 2016
(in $ millions)

Cash flows from operating activities
Net income	106.9	73.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	67.0	67.7
Amortization of deferred loan charges	2.9	2.9
Amortization of favorable contracts	17.5	17.7
Unrealized (gain) / loss on derivative financial instruments	(3.2)	57.5
Unrealized foreign exchange gain	(1.3)	(1.5)
Payment for long term maintenance	(17.1)	(13.3)
Net movement in income taxes	5.4	11.6
Revaluation of contingent consideration	(21.3)	—
Accretion of discount on deferred consideration	4.1	4.4

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	23.1	2.2
Prepaid expenses and accrued income	(3.1)	2.6
Trade accounts payable	1.7	20.1
Related party balances	(15.7)	(52.5)
Other assets	10.1	27.3
Other liabilities	(15.9)	(1.2)
Changes in deferred revenue	(1.4)	(4.0)
Other, net	—	0.6

Net cash provided by operating activities	159.7	215.3

Cash flows from investing activities
Additions to drilling units	(9.3)	(1.7)
Insurance refund	—	6.4
Payment received from loans granted to related parties	26.7	—

Net cash provided by investing activities	17.4	4.7

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Three months ended
	March 31, 2017	March 31, 2016
(in $ millions)	Unaudited	Unaudited

Cash flows from financing activities
Repayments of long term debt	(26.3)	(26.3)
Repayments of related party debt	(30.8)	(35.3)
Contingent consideration paid	(10.0)	(31.6)
Cash distributions	(15.0)	(44.3)

Net cash used in financing activities	(82.1)	(137.5)

Effect of exchange rate changes on cash	(0.2)	(0.3)

Net increase in cash and cash equivalents	94.8	82.2
Cash and cash equivalents at beginning of the period	767.6	319.0

Cash and cash equivalents at the end of period	862.4	401.2

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

	Members’ capital
(in $ millions)	Common units	Subordinated units	Seadrill member	Total members’ capital	Non- controlling interest	Total equity
Balance at December 31, 2015	945.5	18.8	—	964.3	1,133.1	2,097.4

Net income	29.6	6.5	—	36.1	37.1	73.2
Cash distributions	(18.8)	—	—	(18.8)	(25.5)	(44.3)

Balance at March 31, 2016	956.3	25.3	—	981.6	1,144.7	2,126.3

Balance at December 31, 2016	1,123.2	69.4	—	1,192.6	1,343.2	2,535.8

Net income	46.6	10.2	—	56.8	50.1	106.9
Cash distributions	(7.5)	—	—	(7.5)	(7.5)	(15.0)

Balance at March 31, 2017	1,162.3	79.6	—	1,241.9	1,385.8	2,627.7

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a Non GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP. The table below reconciles net income to DCF, as net income is the most directly comparable US GAAP measure.

For accounting purposes, in accordance with US GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF as described below in the reconciliation.

Reconciliation of net income to DCF

	Three months ended
	March 31, 2017	December 31, 2016
(in $ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	56.8	101.9

Interest income	(3.2)	(3.2)
Interest expense	42.4	45.4
Loss/(gain) on derivative financial instruments	6.2	(74.3)
Depreciation and amortization	67.0	67.2
Foreign currency exchange loss/(gain)	0.2	(2.1)
Income tax expense/(credit)	20.4	(8.5)
Revaluation of contingent consideration	(21.3)	—
Other financial items	0.5	—
Net income attributable to non-controlling interest [8]	50.1	105.6
Amortization of mobilization revenue	(4.3)	(5.2)
Amortization of favorable contracts	17.5	17.6
Standby revenue receivable	0.8	0.8
Mobilization revenue receivable	5.0	5.1
Termination fees recognized in income	(34.2)	(34.6)
Termination fees received	62.8	—
Deferred consideration payable	(5.4)	(5.3)

Adjusted EBITDA	261.3	210.4

Cash interest income	3.0	2.0
Cash interest expense (including interest rate swap net settlement amounts)	(47.3)	(48.4)
Cash tax paid	(22.0)	(14.9)
Estimated maintenance expenditure [9]	(18.7)	(18.7)
Estimated replacement capital expenditure [9]	(33.1)	(30.8)

Cash flow available for distribution	143.2	99.6

Cash flow attributable to non-controlling interest	(74.3)	(39.3)

DCF	68.9	60.3

Distribution declared[10]	—	7.5
Coverage ratio		8.01x

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to Non GAAP measures.

Adjusted EBITDA is a Non GAAP financial measure used by investors to measure our performance. Seadrill Partners believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. Seadrill Partners believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in Seadrill Partners and other investment alternatives and (b) monitoring Seadrill Partners’ ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a Non GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with GAAP. The table below reconciles operating incomes to adjusted EBITDA, as operating income is the most directly comparable GAAP measure.

Reconciliation of operating income to adjusted EBITDA

	Three months ended
	June 30, 2017	March 31, 2017	December 31, 2016
(in $ millions)	Forecast	Unaudited	Unaudited
Operating income	85.6	173.4	164.8

Depreciation and amortization	67.2	67.0	67.2
Revaluation of contingent consideration	—	(21.3)	—

EBITDA	152.8	219.1	232.0

Amortization of mobilization revenue	(4.8)	(4.3)	(5.2)
Amortization of favorable contracts	17.6	17.5	17.6
Standby revenue receivable	0.8	0.8	0.8
Mobilization revenue receivable	5.1	5.0	5.1
Termination fees recognized in income	(1.5)	(34.2)	(34.6)
Termination fees received	—	62.8	—
Deferred consideration payable	(5.5)	(5.4)	(5.3)

Adjusted EBITDA	164.5	261.3	210.4

[8]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.

[9]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.
[10]	On April 28, it was announced that the Company deferred its first quarter 2017 distribution decision until an agreement is reached with its lending banks to insulate from potential events of default by Seadrill Limited.

Net debt

Net debt is total interest bearing debt (including loan fees) net of cash and cash equivalents.

	Three months ended
	March 31, 2017	December 31, 2016
(in $ millions)	Unaudited	Unaudited

Interest bearing debt (including loan fees)	3,617.0	3,647.3
Cash and cash equivalents	(862.4)	(767.6)

Net debt	2,754.6	2,879.7